Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 333-107498

FOR IMMEDIATE RELEASE	Contact:	Ilene A. Angarola First Senior Vice President Investor Relations (516) 683-4420

NEW YORK COMMUNITY BANCORP, INC.

TO SELL ITS SOUTH JERSEY BANK DIVISION TO SUN NATIONAL BANK

Westbury, N.Y., September 3, 2003 – New York Community Bancorp, Inc. (NYSE: NYB), the holding company for New York Community Bank, today announced that it has entered into a definitive agreement to sell its South Jersey Bank Division, which consists of eight traditional branches in southern New Jersey, to Sun National Bank (Nasdaq: SNBC) for approximately $40 million in cash, based on an 11% deposit premium. The transaction, which includes deposits of approximately $360 milllion and commercial and consumer loans of approximately $14 million, is expected to close in the fourth quarter of 2003 following receipt of the customary regulatory approvals.

The eight branches are located in Atlantic, Camden, and Gloucester counties, and were acquired by the Bank’s Richmond County Savings Bank division in separate transactions during 2000 and 2001.

Commenting on the branch sale, New York Community Bancorp, Inc. President and Chief Executive Officer Joseph R. Ficalora stated, “The sale of these branches to Sun National Bank makes perfect sense for both of our institutions, as we each focus upon our core franchise. Sun National has a significant presence in southern New Jersey, while we will continue to enjoy a strong presence in those parts of the state that neighbor New York City, with nine branches serving customers in Essex and Union counties and the city of Bayonne.”

The Company also announced the divestiture of two New Jersey-based in-store branches, located in Monmouth and Passaic counties, on August 22, 2003.

“Reflecting the sale to Sun National Bank, the recent divestiture of two additional out-of-market branches, and the planned addition of four new branches in Queens and Nassau counties, we expect to have 140 banking offices spanning the New York metropolitan region by the end of this year,” Mr. Ficalora said. “Included in that number will be 39 branches to be added as a result of our proposed merger with Roslyn Bancorp. On a pro forma basis, we expect to rank fourth among all banks serving this market, with a number one or two thrift deposit share in Queens and Staten Island, the fastest growing boroughs in the city of New York.”

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New York Community Bancorp to Sell Its South Jersey Bank Division to Sun National Bank                                         2 2 2 2 2

New York Community Bancorp, Inc. is the $12.4 billion holding company for New York Community Bank and the sixth largest thrift in the nation, based on current market capitalization. The Company currently serves its customers through a network of 108 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six community divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York metro region, with 52 in-store branches, the Bank is one of the leading producers of multi-family loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

New York Community Bancorp and Roslyn Bancorp have filed, and will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Roslyn Bancorp may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This release, and other written material, and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,”“ project,” or similar expressions. The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, loan, deposit, and investment products in the Company’s local markets; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing, and services.

The following factors, among others, could cause the actual results of the proposed merger with Roslyn Bancorp, Inc. to differ materially from the expectations stated in this release: the ability of the two companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.